Microsoft Word 11.0.8134;http://schemas.microsoft.com
/office/word/2003/wordml013fSUB-ITEM 77C


The sole shareholder of each of MFS Institutional Money Market Portfolio and MFS
Institutional Municipal Money Market Portfolio (each a "Fund"), each a series of
MFS Series Trust XIV (the "Trust"), took action by unanimous written consent, as permitted by the Trust's Declaration of Trust, on March 12, 2007, to approve the following matters:

(1)    the  terms of the  Investment  Advisory  Agreement,  dated
February 27, 2007, between the Trust on behalf of each Fund and Massachusetts Financial Services; and

(2) the selection of Deloitte & Touche, LLP as independent registered public accounting firm of each Fund.